TRANSFER AGENCY AGREEMENT


         THIS AGREEMENT, made as of February 1, 1996, is by and between TWENTIETH CENTURY STRATEGIC ASSET ALLOCATIONS, INC., a Maryland corporation ("TCSAA"), and TWENTIETH CENTURY SERVICES, INC., a Missouri corporation ("Services").

         1. By action of its Board of Directors taken on December 12, 1995, TCSAA appointed Services as its transfer agent, and Services accepted such appointment.

         2. As transfer agent for TCSAA, Services shall perform all the functions usually performed by transfer agents of investment companies, in accordance with the policies and practices of TCSAA as disclosed in its prospectus or otherwise communicated to Services from time to time, including, but not limited to, the following:

         (a) Recording the ownership, transfer, conversion and cancellation of ownership of shares of TCSAA on the books of TCSAA;

         (b) Causing the issuance, transfer, conversion and cancellation of stock certificates of TCSAA;

         (c)      Establishing and maintaining records of accounts;

         (d) Computing and causing to be prepared and mailed or otherwise delivered to shareholders payment of redemption proceeds due from TCSAA on redemption of shares and notices of reinvestment in additional shares of dividends, stock dividends or stock splits declared by TCSAA on shares of TCSAA;

         (e) Furnishing to shareholders such information as may be reasonably required by TCSAA, including confirmation of shareholder transactions and appropriate income tax information;

         (f) Addressing and mailing to shareholders prospectuses, annual and semiannual reports; addressing and mailing proxy materials for shareholder meetings prepared by or on behalf of TCSAA, and tabulating the proxy votes;

         (g) Replacing allegedly lost, stolen or destroyed stock certificates in accordance with and subject to usual and customary procedures and conditions;

         (h) Maintaining such books and records relating to transactions effected by Services pursuant to this Agreement as are required by the Investment Company Act of 1940, or by rules or regulations thereunder, or by any other applicable provisions of law, to be maintained by TCSAA or its transfer agent with respect to such transactions; preserving, or causing to be preserved, any such books and records for such periods as may be required by any such law, rule or regulation; furnishing TCSAA such information as to such transactions and at such times as


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                  may be reasonably required by it to comply with applicable laws and regulations, including but not limited to the laws of the several states of the United States;

         (i) Dealing with and answering all correspondence from or on behalf of shareholders relating to its functions under this Agreement.

         3. TCSAA may perform on site inspection of records and accounts and perform audits directly pertaining to TCSAA shareholder accounts serviced by Services hereunder at Services' facilities in accordance with reasonable procedures at the frequency necessary to show proper administration of this agreement and the proper audit of TCSAA's financial statements. Services will cooperate with TCSAA's auditors and the representatives of appropriate regulatory agencies and furnish all reasonably requested records and data.

         4. (a) Services will at all times exercise due diligence and good faith in performing its duties hereunder. Services will make every reasonable effort and take all reasonably available measures to assure the adequacy of its personnel and facilities as well as the accurate performance of all services to be performed by it hereunder within the time requirements of any applicable statutes, rules or regulations or as disclosed in TCSAA's prospectus.

            (b) Services shall not be responsible for, and TCSAA agrees to indemnify Services, for any losses, damages or expenses (including reasonable counsel fees and expenses) (a) resulting from any claim, demand, action or suit not resulting from Services failure to exercise good faith or due diligence and arising out of or in connection with Services' duties on behalf of the fund hereunder; (b) for any delay, error, or omission by reason or circumstance beyond its control, including acts of civil or military authority, national emergencies, labor difficulties (except with response to Services employees), fire, mechanical breakdowns beyond its control, flood or catastrophe, act of God, insurrection, war, riot or failure beyond its control of transportation, communication or power supply; or (c) for any action taken or omitted to be taken by Services in good faith in reliance on (i) the authenticity of any instrument or communication reasonably believed by it to be genuine and to have been properly made and signed or endorsed by an appropriate person, or (ii) the accuracy of any records or information provided to it by TCSAA, (iii) any authorization or instruction contained in any officers' instruction, or (iv) any advise of counsel approved by TCSAA who may be internally employed counsel or outside counsel, in either case for TCSAA or Services.

         5. Services shall not look to TCSAA for compensation for its services described herein. It shall be compensated entirely by Investors Research Corporation, pursuant to the management agreement between Investors Research Corporation and TCSAA, which requires Investors Research Corporation to pay, with certain exceptions, all of the expenses of TCSAA.

         6. (a) This Agreement may be terminated by either party at any time without penalty upon giving the other party 60 days written notice (which notice may be waived by either party).


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         (b) Upon termination, Services will deliver to TCSAA all microfilm records pertaining to shareholder accounts of TCSAA, and all records of shareholder accounts in machine readable form in the format in which they are maintained by Services.

         (c) All data processing programs used by Services in connection with the performance of its duties under this Agreement are the sole and exclusive property of Services, and after the termination of this Agreement, TCSAA shall have no right to use the same.

         IN WITNESS WHEREOF, the parties have executed this instrument as of the day and year first above written.

                                     TWENTIETH CENTURY STRATEGIC
                                     ASSET ALLOCATIONS, INC.

                                     By: /s/ James E. Stowers III
                                         ------------------------
                                         James E. Stowers III
                                         President


                                     TWENTIETH CENTURY SERVICES, INC.

                                     By: /s/ William M. Lyons
                                         --------------------
                                         William M. Lyons
                                         Executive Vice President




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